DESIGN THERAPEUTICS, INC.

6005 Hidden Valley Road, Suite 110

Carlsbad, California 92011

May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dorrie Yale

Re:	Design

Registration Statement on Form S-3 (File No. 333-264521)

Filed: April 27, 2022

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Design Therapeutics, Inc. (the “Company”) submitted a prior request for acceleration for the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) on Monday, May 2, 2022 (the “Prior Request”) with the Securities and Exchange Commission (the “Commission”). The Prior Request is superseded in its entirety by this request for acceleration.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission take appropriate action to cause the Registration Statement to become effective at 5:00 p.m. Eastern Time on Monday, May 9, 2022, or as soon thereafter as is practicable, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request. The Company hereby authorizes each of Kenneth J. Rollins and Asa M. Henin of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP at (858) 550-6136 or Asa M. Henin of Cooley LLP at (858) 550-6104.

[Signature Page Follows]

Sincerely,

DESIGN THERAPEUTICS, INC.

By:	/s/ João Siffert
João Siffert, Ph.D.
President and Chief Executive Officer

cc:	Mustapha Parekh, Design Therapeutics, Inc.

Kenneth J. Rollins, Cooley LLP

Asa M. Henin, Cooley LLP